UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501
________________

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1.	Subject Company Information	3
Item 2.	Identity and Background of Filing Person	3
Item 3.	Past Contacts, Transactions, Negotiations and Agreements	4
Item 4.	The Solicitation or Recommendation	4
Item 5.	Persons/Assets Retained, Employed, Compensated or Used	4
Item 6.	Interests in Securities of the Company	4
Item 7.	Purposes of the Transaction and Plans or Proposals	4
Item 8.	Additional Information	4
Item 9.	Exhibits	4

ITEM 1.  SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”), a Luxembourg public limited company.  The address of Quinsa’s registered and principal executive office is 84, Grand-Rue L-1660 Luxembourg, Grand Duchy of Luxembourg, and the telephone number of the Company at that address is + 352 47 38 85.  The registered number is RCS Luxembourg B 32501.

Securities

This solicitation/recommendation statement on Schedule 14D-9 relates to the Company’s Class A Common Shares, without par value, Class B Common Shares, without par value, and American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts.  As of January 11, 2008, the Company had issued and outstanding 609,923,950 Class A shares and 47,188,974 Class B shares (including those held as ADSs), net of shares held by the Company in treasury and unissued shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Quinsa, which is the subject company and the entity filing this statement, are set forth above under Item 1.  Quinsa’s Internet address is www.quinsa.com.  Information contained on Quinsa’s website does not constitute a part of this statement.  The website address is an inactive text reference and is not intended to be an actual link to the website.

Tender Offer

This statement relates to the tender offer by Campanhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”), a Brazilian corporation, to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $4.0625 per Class A share or $40.625 per Class B share and $81.25 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated December 28, 2007 (the “Offer to Purchase”), and the related letters of transmittal (together, the “Offer”).

On December 21, 2007, AmBev announced its intention to make the Offer and on December 28, 2007, the Offeror made the Offer by sending the Offer to Purchase to our shareholders and filing the Offer to Purchase with the Securities and Exchange Commission (the “SEC”).  The Offer period is scheduled to expire at 5:00 p.m. New York time on January 30, 2008.

Following the consummation of the Offer, AmBev has further indicated that it has plans for the Company to apply to delist all ADSs from the New York Stock Exchange (the “NYSE”) including the remaining non-tendered ADSs, to delist all Class A shares and Class B shares from the Luxembourg Stock Exchange (the “LSE”) including the remaining non-tendered Class A shares and Class B shares and, to terminate the ADS facility and, as and when permitted by applicable law and regulation, the registration of the Class B shares under the Securities Exchange Act of 1934, as amended.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth under Section 9 “The Offer – Past Contacts, Transactions, Negotiations and Agreements Between AmBev and the Company” in the Offer to Purchase is incorporated herein by reference.  The information set forth under Item 5 “Past Contracts, Transactions, Negotiations and Agreements” and Item 8 “Fairness of the Transaction” in the Schedule 13E-3 filed on January 14, 2008 by the Company (the “Schedule 13E-3”) is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Quinsa’s Board of Directors has determined unanimously to recommend that all of the Company’s shareholders other than AmBev and its subsidiaries tender their shares in the Offer.  The reasons for such recommendation are set forth under Item 8 “Fairness of the Transaction” in the Schedule 13E-3 and that information is incorporated herein by reference.

Based on the information provided to it by its directors, executive officers, affiliates and subsidiaries of the Company after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company intends to tender or sell any subject securities in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth under Item 14 “Persons/Assets Retained, Employed, Compensated or Used” in the Schedule 13E-3 is incorporated herein by reference.

ITEM 6.  INTERESTS IN SECURITIES OF THE COMPANY

The information set forth under Item 11 “Interests in Securities of the Subject Company” in the Schedule 13E-3 is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in the Schedule 13E-3 and this document, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of the Company’s securities by the Company, a subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (4) any material change in the Company’s present dividend rate or policy, or its indebtedness or capitalization.  Except as set forth in this statement, the Schedule 13E-3 or the Offer to Purchase, there are no transactions, resolutions of the Company’s board of directors or agreements in principle or signed contracts in response to the tender offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8.  ADDITIONAL INFORMATION

None.

ITEM 9.  EXHIBITS

None.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
Date:	January 14, 2008	By:	/s/ Miguel Gomez Eiriz
			Name:	Miguel Gomez Eiriz
			Title:	Chief Financial Officer